Morningstar Credit Ratings, LLC
Form NRSRO

Exhibit 4
Organizational Structure

See Attached:

4.A Organization Chart of Ownership Interests

4.B. Organization Chart of Key Personnel

4.A

Exhibit 4.A

Morningstar Credit Ratings, LLC

Organization Chart of Ownership Interests in Morningstar Credit Ratings, LLC

Page 1 of 3


Morningstar, Inc.
100%
Morningstar Credit Ratings, LLC

Pages 2 to 3 of Exhibit 4.A set forth a list of Morningstar, Inc.'s direct and indirect subsidiaries.

The information below is presented as of February 27, 2015. Except as specifically indicated below, Morningstar, Inc. holds, directly or indirectly, a 100% interest in each entity listed below. Some inactive subsidiaries have been omitted.

Subsidiaries of Morningstar, Inc.

Subsidiary	**Jurisdiction of Formation**
ByAllAccounts, Inc.	Delaware
Corporate Fundamentals, Inc.	Delaware
HelloWallet Holdings, Inc.	Delaware
HelloWallet, LLC (1)	Delaware
Morningstar Global LLC	Delaware
Morningstar Associates, LLC	Delaware
Morningstar Investment Services, Inc.	Delaware
Morningstar Commodity Data, Inc.	Illinois
Ibbotson Associates, Inc.	Illinois
Morningstar Credit Ratings, LLC	Pennsylvania
Ibbotson Pty Limited (2)	Australia
Ibbotson Associates Australia Limited (3)	Australia
Morningstar Australasia Pty Limited (4)	Australia
Morningstar Direct Investments (5)	Australia
Morningstar Group Australia Pty Limited (6)	Australia
Morningstar Brazil Financial Information Ltda. (6)	Brazil
Morningstar Associates, Inc. (7)	Canada
Morningstar Canada Group, Inc. (6)	Canada
Morningstar Research, Inc. (7)	Canada
Servicios Morningstar Chile Ltd. (6)	Chile
Morningstar Research (Shenzhen) Ltd. (8)	China
Morningstar Danmark A/S (9)	Denmark
Morningstar Danmark Holdings Aps (6)	Denmark
Morningstar France Holding SAS (6)	France
Morningstar France Fund Information SARL (10)	France
Seeds Group SAS (10)	France
Morningstar Investment Consulting France SAS (11)	France
Morningstar Deutschland GmbH (6)	Germany
Morningstar Asia, Ltd. (6)	Hong Kong
Morningstar Investment Management Asia Limited (12)	Hong Kong
Morningstar India Private Limited (13)	India
Morningstar Investment Adviser India Private Limited (12)	India
Morningstar Italy, S.R.L. (6)	Italy
Ibbotson Associates Japan K.K. (14)	Japan
Morningstar Korea, Ltd. (15)	Korea
Morningstar Associates Korea Co., Ltd. (16)	Korea
Morningstar Luxembourg SARL (6)	Luxembourg
Investigaciones MS Mexico, S. de R.L. de C.V. (6)	Mexico
Servicios MStar Global, S. de R.L. de C.V. (6)	Mexico

Morningstar Europe, B.V. (17)	The Netherlands
Morningstar Holland, B.V. (18)	The Netherlands
MStar Holdings C.V.	The Netherlands
Morningstar Research Limited (4)	New Zealand
Morningstar Norge AS (6)	Norway
Morningstar Research PTE Limited (8)	Singapore
Morningstar Research (Proprietary) Limited (6)	South Africa
Morningstar Investment Management South Africa (Pty) Limited (12)	South Africa
Morningstar Network, S.L. (6)	Spain
Morningstar HoldCo AB (6)	Sweden
Morningstar Sweden AB (19)	Sweden
Morningstar Switzerland GmbH (6)	Switzerland
Morningstar Research Thailand Limited	Thailand
Morningstar (Dubai) LLC (6)	United Arab Emirates
Morningstar Investment Management Europe Limited (12)	United Kingdom
Morningstar Europe, Ltd. (6)	United Kingdom
Morningstar U.K., Ltd. (6)	United Kingdom
Morningstar Real-Time Data Limited (20)	United Kingdom

(1) HelloWallet Holdings, Inc. owns 100%.
(2) Morningstar Australasia Pty Limited owns 100%.
(3) Ibbotson Pty Limited owns 100%.
(4) Morningstar Direct Investments owns 100%.
(5) Morningstar Group Australia owns 100%.
(6) Morningstar Holland B.V. owns 100%.
(7) Morningstar Canada Group, Inc. owns 100%.
(8) Morningstar Asia, Ltd. owns 100%.
(9) Morningstar Danmark Holdings Aps owns 100%.
(10) Morningstar France Holding SAS owns 100%.
(11) Seeds Group SAS owns 100%.
(12) Morningstar Associates, LLC owns 100%.
(13) Corporate Fundamentals, Inc. owns 100%.
(14) Ibbotson Associates, Inc. owns approximately 71%.
(15) Morningstar, Inc. owns 80%.
(16) Morningstar Korea, Ltd. owns 100%.
(17) MStar Holdings C.V. owns 100%.
(18) Morningstar Europe, B.V. owns 100%.
(19) Morningstar HoldCo AB owns 100%.
(20) Morningstar U.K., Ltd. owns 100%.

4.B

Morningstar Credit Ratings, LLC

As of February 10, 2016



Vickie Tillman
President
Joe Petro
Chief Operating Officer
Tim Greening
Chief Corporate Credit Officer
Ken Cheng
Managing Director, CMBS
David Sekera
Director
Brian Grow
Managing Director, RMBS
Violet Diamant
Managing Director, ABS
Michael Gutierez
Managing Director, ORA
Calvin Wong
Chief Credit Officer
Diana Rosenberg
Production Editor
Stephane Mah
Director of Research
3 Directors of Business Development
1 Director of Client Relations
1 Director of Product Development
1 Marketing Manger
1 Operations Coordinator
Robert Grenda
SVP, CMBS New Issuance
David Putro
SVP
CMBS Surveillance
Edward Dittmer
VP
CMBS Surveillance
Frank Innaurato
Managing Director
MQIC Leader
CMBS New Issue
3 Senior Vice Presidents
2 Vice Presidents
3 Analyst
2 Associate
CMBS Surveillance
1 Senior Vice President
1 Vice President
4 Assistant Vice Presidents
1 Analyst
CMBS Surveillance
1 Senior Vice President
1 Vice President
Corporate Bond Research
1 Director
1 Associate Director
2 Senior Credit Analyst
5 Credit Analysts
RMBS Analysts
1Managing Director
1 Director
2 Senior Vice Presidents
1 Vice President
1 Assistant Vice President
1 Analyst
ABS Analysts
2 SVP
2 VP
Operational Risk Assessment
3 Senior Vice Presidents
1 Assistant Vice President
1 Senior Rating Quality Analyst
1 Analytical Quality Officer
1 Copy Editor

Morningstar, Inc. Supporting Morningstar Credit Ratings, LLC

As of February 10, 2016

Compliance/Legal

- Heidi Miller, **Interim Chief Legal Officer**
  - Scott Schilling, **Global Chief Compliance Officer/ Designated Compliance Officer of MCR**
    - John McDevitt, **Compliance Officer**
    - Candace Cheng, **Senior Compliance Officer**
  - Michael Yuan, **VP, Legal**

Sales

- **Jim Tanner**, **Head of Business**
  - Gregg Novek, **Sales Director**
    - 2 VPs
    - 1 Sales Representative

Accounting/Finance

- John Babirack, **Director, Financial Planning**
  - Anne Glass, **Senior Accountant**

Quantitative Research

- Lee Davidson, **VP**
  - Olgay Cangur, **Director**
    - 1 Quantitative Analyst
    - 1 Quantitative Credit Developer

Technology

- Pete Srejovic, **Head of Technology**
  - Nick Forte, **Managing Director, IT**
    - **Product Development**
      - 1 Director
    - **Technology Services**
      - 1 Director, IT
      - 1 Director, QA
      - 1 Senior Software Developers
      - 2 Software Developers
      - 1 Senior Software Engineer
      - 3 Software Engineers
      - 1 Network Engineer
      - 1 Database Administrator

Marketing and Communications

- Margaret Cohen, **Head of Corporate Communications**
  - **Vanessa Sussman**, **Director Of Media Relations**